Exhibit 7

Statement of Ratio of Earning to Fixed Charges

	Year Ended December 31,
	(Dollars in thousands)

	2013	2012		2011		2010	2009
Consolidated income (loss) before income tax and non controlling interest	14,518	(65,733)		(19,972)		1,958	(32,442)
Income (loss) from discontinued operations	-	-		-		(515)	(2,131)
Investment in affiliates	520	1,175		1,073		341	28
Interest expense continuing operations	30,840	33,576		33,103		24,585	23,222
Amortization of capitalized interest
Amortization of debt issue costs	2,711	2,217		2,323		1,340	1,026
Interest expense discontinued operations	-	-		-		5	10
Earnings	48,589	(28,765)		16,527		27,714	(10,287)

Interest expenses continuing operations	30,840	33,576		33,103		24,585	23,222
Interest expenses discontinued operations	-	-		-		5	10
Amortization of debt issue	2,711	2,217		2,323		1,340	1,026
Capitalized interest	-	-		-		1,010	2,354
Fixed charges	33,551	35,793		35,426		26,940	26,612
Ratio of earnings to fixed charges	1.4	-	(1)	-	(1)	1.0	- (1)

Dollar amount of deficiency in earnings to fixed charges		64,558	(1)	18,899	(1)		36,899 (1)

(1) In this fiscal year the earnings were inadequate to cover fixed charges.